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                           PROCESS TECHNOLOGIES, INC.

                           RADIANT ENERGY CORPORATION

                                 as Corporation

                                       and

                                  COLIN DIGOUT

                                    as Digout

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                              EMPLOYMENT AGREEMENT

                                  FEBRUARY 1998

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                              EMPLOYMENT AGREEMENT

      Employment agreement dated February     , 1998 (the "Effective Date"),
between Process Technologies, Inc. (The "Corporation") and Colin Digout ("Digout").

      WHEREAS the Corporation and Digout are desirous of entering into an employment relationship for their mutual benefit:

      AND WHEREAS the employment relationship between the parties will commence on the Effective Date of this Agreement;

      AND WHEREAS the Corporation and Digout have agreed that the terms and conditions of the employment relationship shall be as set out herein;

      NOW THEREFORE in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the parties hereto agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms have the following meanings:

      "Applicable Time Period" means: (i) the period commencing with the date of the termination of Digout's employment with the Corporation and ending immediately prior to the first anniversary of the date of such termination; plus (ii) the period commencing on the first anniversary of Digout's termination of employment with the Corporation and ending immediately prior to the second anniversary of the date of such termination;

      "Arm's Length" has the meaning given to that term in the Income Tax Act (Canada) as now in effect;

      "Business" means the Business presently and heretofore carried on by the Corporation consisting of supply, financing and/or operations of radiant energy deicing systems (1)

      "Change of Control" means either (I) the occurrence of a transaction that results in a Person acting at Arm's Length from the Corporation obtaining shares or debt carrying more that results in the execution of significant influence of the Corporation than 50% of the votes attaching to all of the then outstanding shares; or (ii) the sale of all or substantially all of the assets used in the Business to a person acting at Arm's Length from the Corporation;

      "Customer" means any Person which in the year preceding the date of the termination of the employment of Digout with the Corporation, has been a customer of the Corporation or a solicited potential customer of the Corporation;

      "Person" includes, without limitation, an individual, corporation, partnership, joint venture, association, trust, firm, unincorporated organization or other legal or business entity;

----------
(1) or any related application


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      "Subsidiary" has the meaning given to that term in the Business
      Corporations Act (Ontario) as now in effect; and

      "Territory" means the present geographical area of: (I) the Province of Ontario; plus (ii) the remainder of Canada; plus (iii) the United States of America; and

                                    ARTICLE 2
                               SCOPE OF EMPLOYMENT

2.1 Employment. The Corporations hereby agrees to employ Digout and Digout hereby accepts such employment on a full time basis in the position of Vice President of Finance.

2.2 Duties and Responsibilities. The duties and responsibilities of Digout shall consist of those necessary or incidental to perform the functions of such aforesaid executive office of the Corporations. Digout shall be responsible for the overall direction and management of the Corporations. Digout shall perform such other duties and exercise such powers as may from time to time be determined by the Board of Directors of the Corporation consistent with his position as Vice President and Chief Financial Officer of the Corporations.

2.3 Full and Faithful Service. Digout will devote to the business and affairs of the Corporations, all of the time and attention reasonably necessary to carry out the duties of his position, and will ensure that he is not at any time engaged in conduct which would constitute a conflict with the interests of the Corporations. During his employment with the Corporations Digout shall not engage in any other employment or gainful occupation, undertake any other business, or become a director, officer or agent of any other company, firm or individual without the express written consent of the President of the Corporations, such consent not to be unreasonably withheld.

2.4 Liability Insurance. Subject to the by-laws of the Corporations and applicable law, the Corporations shall purchase and maintain directors and officers liability insurance for the benefit of Digout in an amount equal to that provided to the directors and officers of the Corporation from time to time.

2.5 Acknowledgment. Digout acknowledges that the effective performance of his duties requires the highest level of integrity and the Corporation's complete confidence in Digout's relationship with other employees of the Corporations and with all persons dealt with in the course of his employment. Digout shall diligently, faithfully and honestly serve the Corporations during the continuance of his employment hereunder and shall use his best efforts to promote the interests of the Corporations.

                                    ARTICLE 3
                                    CURRENCY


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3.1   All amounts are in US dollars unless otherwise noted. If a material change occurs in the Canadian to US dollar exchange rate, the Compensation Committee will reconsider the changes.

                                    ARTICLE 4
                                  REMUNERATION

4.1 Salary As remuneration for his services hereunder, Digout shall be paid a base salary, subject to adjustments as hereinafter provided, (the "Base Salary") at the rate of Eighty Thousand Dollars ($80,000) per annum, which Base Salary shall be paid in arrears and in twenty-six (26) equal installments, subject to all necessary statutory deductions. The base shall be increased by $10,000 immediately after the Company receives $7,500,000 in new cash injection of either debt or equity. Such Base Salary shall be reviewed by the Board of Directors from time to time with no obligation to effect an increase thereof.

4.2 Performance Bonus. Digout will receive performance bonuses in the form of cash or stock options as determined by the Remuneration Committee.

4.3 Stock Options. Digout will receive stock options based on the recommendations of the Compensation Committee as approved by the Board of Directors. As stock option equal to 50,00 options with an excise value at $2.50 Canadian will be awarded at the time of signing this agreement, subject to Board Approval. The terms and conditions of the options are subject to the terms and conditions of the Employee Stock Option Plan as may be amended from time to time by the Companies.

4.4 Transaction Bonus. A cash bonus (the "Transaction Bonus") shall be paid to Digout within sixty (60) days following a Change of Control of either Process or Radiant during the term of Digout's employment, such Transaction Bonus to be calculated under 5.2 (a), if the Change of Control occurs and Digout is terminated by the Company within two years of the Change of Control. Notwithstanding the foregoing, Digout shall not be entitled to the Transaction Bonus if the Change of Control occurs after his employment is terminated for cause.

4.5 Benefits. Unless otherwise covered by another insured benefit program, Digout will be entitled during the course of his employment with the Corporations to participate in the employee benefit plans and programs of the Corporations which are made available to employees of the Corporations generally from time to time in accordance with the terms of such benefit plans and programs. The Corporations hereby waives any qualification periods which may exist with respect to such benefit plans and programs.

Digout has the option to purchase a benefit plan based in Canada. The total premiums shall not exceed the premium costs of the plans based in the US. The plan should be similar to the plan available to American based executives.

4.6 Vacation. Digout shall be entitled to four (4) calendar weeks vacation leave during each year that this Agreement is in effect at the Base Salary provided for in Section 4.1. Such vacation shall be taken at such time or times as the Corporations may determine having regard to the business and undertaking of the Corporations. In the event Digout's employment is terminated, Digout shall be entitled to pro-rated vacation pay for the portion of the year that he has been actively employed. Digout shall be paid for all vacation not taken.


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4.7   Automobile. During the term of his employment with the Corporations, the
      Corporations shall either provide Digout with an automobile or provide Digout with an automobile allowance equal to $840.00 per month for capital costs and insurance. All other automobile expenses will be provided on the same basis as other Senior Management of the Companies.

4.8 Expenses. During the term of his employment with the Corporation, Digout shall be reimbursed for all reasonable travel and business expenses (other than automobile which are to be reimbursed in accordance with Sections 4.7), including long distance charges associated with the use of a mobile telephone, personal computer costs, business association fees, immigration legal costs and fees incurred by him in the performance of his duties hereunder, subject to such limitations as may be established by the Board of Directors of the Corporations and revised by them from time to time. As a condition to the reimbursement of such expenses, Digout shall furnish to the Corporations receipts for expenses incurred to be approved by the President.

                                    ARTICLE 5
                            TERMINATION OF EMPLOYMENT

5.1 Terms and Conditions. Subject to Section 9.10, this Agreement and the employment contemplated hereunder may be terminated in the following manner and in the following circumstances:

(a) by the Corporations, at any time, for cause, in which case Digout's employment shall terminate immediately upon receipt of a written notice from the Corporations to Digout setting out the cause for termination and the Corporations shall pay to Digout his Base Salary up to the date of termination. "Cause" shall include, but not be limited to, (a) gross negligence or a willful act of misfeasance or malfeasance in respect of the duties and responsibilities assigned to Digout; (b) willful violation of Companies policy or code of conduct adopted by the Board of Directors; or (c) final judgment convicting Digout of an indictable offense under criminal statute;

(b) by the Corporations, upon the death of Digout, in which case his employment pursuant to this Agreement shall terminate on the date of death;

(c) By the Corporations, if Digout is unable to discharge his duties hereunder by reason of illness, disease, mental or physical disability or otherwise, for an aggregate of six (6) months in any one (1) year, whether or not consecutive, in which case his employment pursuant to this Agreement shall terminate at the end of such six (6) month period; or

(d) by the Corporations for any reason other than in 5.1 (a) (b) or (c) and at any time upon payment to Digout of the termination payments provided for in Section 5.2.

5.2 Termination Payments. If Digout's employment with the Corporations is terminated pursuant to Subsection 5.1 (d), the Corporations shall:

(a) continue Digout's Base Salary and continue all benefit arrangements in effect at the date of termination for a period of two (2) years less any amounts due under Article 4.4, following Digout's termination and shall pay to Digout within thirty (30) days of termination a lump sum amount equal to the average annual Performance Bonus paid to Digout during the course of his employment, pro-rated for a period of two (2) years.


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5.3 Release of Claims. Upon the expiry of this Agreement upon notice being given pursuant to Subsection 5.1 (a); upon the death of Digout as referred to in Subsection 5.1 (b); upon the expiration of the period referred to in Subsection
5.1 (c); or upon the payment of the amounts referred to in Subsection 5.1 (d);
as the case may be, the employment of Digout shall be wholly terminated and this Agreement shall cease to have any further effect save and except in respect of Sections 6, 7 and 8 which shall continue in full force and effect. Upon any such termination, Digout shall have no claim against the Corporations for damages, termination pay, severance pay, pay in lieu of notice of termination, statutory or otherwise, except in respect of payment of remuneration earned, due and owing to the effective date of termination plus any amount payable under Section 5.2.

5.5 Reasonableness. The parties hereto acknowledge and agree that there are no implied rights whatsoever with respect to the termination of this Agreement and employment contemplated hereunder. The parties further acknowledge and agree that if any of the payments referred to in Section 5.2 are made, it constitutes a reasonable estimate of the damages that might be suffered by Digout for early termination of this Agreement, said amount being liquidated damages and not a penalty.

5.6 Resignation on Termination. Digout agrees that upon any termination of his employment with the Corporations, he shall immediately tender his resignation from any position he may hold as an officer or director of the Corporations or its subsidiaries.

                                    ARTICLE 6
                                 CONFIDENTIALITY

6.1 Confidential Information. Digout acknowledges that during the course of employment with the Corporations, he will be exposed to secret and confidential business information belonging to the Corporations which gives it a commercial advantage over others. Except as may be required by law, Digout agrees to not use, directly or indirectly, for his own account or for the account of any person, firm, Corporations or other entity or disclose to any person, firm, corporation or other entity, the Corporation's proprietary information disclosed or entrusted to him or developed or generated by him in the performance of his duties hereunder, including but not limited to information relating to the Corporation's organizational structure, operations, business plans, technical projects, pricing data, business costs, research data results, inventions, trade secrets, customers lists or other work produced, developed by or for the Corporation, whether on the premises of the Corporations or elsewhere.

6.2 Exceptions. The provisions of Section 6.1 shall not apply to any proprietary, confidential or secret information which is, at the commencement of the term of this Agreement or at some later date, publicly known under circumstances involving no breach of this Agreement.

6.3 Property and Documents. Digout acknowledges, understands and agrees that all memoranda, notes, records, charts, formulae, client lists, price lists, marketing plans, financial information and other documents made, received, held or used by Digout during the course of his employment or as a consultant to the Corporations, shall be the property of the Corporations and shall be delivered by Digout to the Corporations upon request at any time during the course of employment and upon the termination of his employment as hereinbefore provided. With respect to all confidential information and other documents of the Corporations held by Digout, Digout acknowledges that he is in a position of trust and subject to a fiduciary duty to use the information only in the interests of the Corporations and its business.


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                                    ARTICLE 7
                      NON-COMPETITION AND NON-SOLICITATION

7.1 Non-Competition. Digout convenants and agrees that, except on behalf of and for the benefit of the Corporations or its Subsidiaries, he shall not (without the prior written consent of the Corporations, such consent not to be unreasonably withheld), while in the employ of the Corporations and (I) where Digout is terminated by the Corporations for cause, during the Applicable Time Period or (ii) where Digout is terminated by the Corporations other than for cause, during the relevant monthly period for which Digout received termination payments pursuant to Subsection 5.2(a) or (b), either individually or in partnership or in conjunction with any Person as employee, employer, principal, agent, joint venture, partner, shareholder or other equity holder, independent contractor, licenser, licensee, franchiser, franchisee, distributor, consultant, supplier, trustee or by or through any Corporations, Companies, cooperative, partnership, trust entity with juridical personality, unincorporated association or in any other manner whatsoever:

      (a) carry on or be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavor, activity or business in all or part of the Territory which is substantially the same as or in competition with the Business;

      (b) interfere or attempt to interfere with the Business or persuade or attempt to persuade any Customer, employee or supplier of the Corporations of its Subsidiaries to discontinue or alter such Person's relationship with the Corporations or its Subsidiaries;

      (c) directly or indirectly, canvas, solicit or attempt to solicit, accept or supply goods or services to any Customer, except on behalf of and for the benefit of the Corporations or its Subsidiaries or except with respect to a business not the same as or similar to the Business; or

      (d) employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment of the Corporations any individual employed by the Corporations at the date of termination of Digout's employment.

7.2 Exception. Provided that nothing construed herein shall prohibit Digout from holding for investment purposes only up to 5% of the issued publicly traded shares of Companies engaged in a business the same as or similar to the Business presently carried on by the Corporations

7.3 Severability. If any convenant or provision in this Article 7 is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision hereof, which provisions shall remain in full force and effect.

                                    ARTICLE 8
                                 REASONABLENESS

8.1 Reasonableness. Digout agrees that all restrictions contained in Articles 6 and 7 are reasonable and valid and all defenses to the strict enforcement thereof by the Corporation are hereby waived. Digout agrees and acknowledges that the breach of the provisions of Articles 6 and 7 by him would cause irreparable harm to the Corporations which would not be adequately compensationable in damages and Digout hereby consents to an injunction being issued restraining any breach or further breach of the provisions hereof without prejudice to any other remedy the Corporations may have.


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                                    ARTICLE 9
                                     GENERAL

9.1 Entire Agreement. This Agreement and the terms hereof shall constitute the entire agreement between the parties hereto with respect to all of the matters herein and the parties hereto acknowledge and agree that its execution has not been induced by, nor do either of the parties hereto rely upon or regard as material, any representations or writings whatsoever not incorporated herein and made a part hereof. This Agreement shall not be amended, altered or qualified except by an agreement in writing signed by both of the parties hereto. This Agreement supersedes any prior agreements which are hereby canceled and supersedes all previous understandings, negotiations, and representations with respect hereto, whether oral or written.

9.2 Notice. Any notice to be given hereunder shall be given in writing and shall be deemed to have been duly given if delivered by hand or mailed by first-class mail, postage prepaid and addressed to the recipient as follows:

      (a)   To the Corporations:

            o     40 Centre Drive
                  Orchard Park, NY 14127

      (b)   To the Employee:

            o     721 Sugarloaf Street
                  Port Colborne, Ontario L3K 2R6

Any such notice, if mailed, shall be deemed to have been received on the fifth business day next following the date of mailing and, if delivered, on the date of delivery. Either party may, by notice given in accordance with the foregoing, change his or its address for the purposes of this Agreement. In the event of a postal strike in progress, notice shall be given only by delivery by hand in accordance with this Section 9. In the event of a postal strike occurring within 5 business days after the giving of notice by mail as hereinbefore set out, such notice shall be deemed ineffective and thereafter, during the continuance of the postal strike, notice shall be effective only if delivered by hand.

9.3 Further Assurances. The parties hereto and each of them hereby consents and agrees to do such things, attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with its true intent.

9.4 Waivers. No waiver of any breach of default of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver. No waiver shall be deemed a continuing waiver or waiver in respect of any subsequent breach of default, either of a similar or different nature, unless expressly so stated in writing.

9.5 Severability. If any provision of this Agreement is determined to be illegal or unenforceable, in whole or in part, such illegal or unenforceable provision or part thereof, shall be severable from this Agreement and shall not affect the remaining provisions hereof.

9.6 Headings. The insertion of headings and the division of this Agreement into Sections and Subsections is for convenience of reference only and shall not affect the interpretation hereof.

9.7 Assignment. This Agreement may not be assigned by Digout without the prior written consent of the Corporations, which consent may be withheld for any reason.


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9.8 Endurement. This Agreement shall endure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

9.9 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.10 Survival. The provisions of Articles 6, 7 and 8 shall survive the termination of this Agreement.

9.11 Independent Legal Advice. Digout hereby represents and warrants to the Corporations that he had the opportunity to seek and was not prevented nor discouraged by the Corporations from seeking independent legal advice prior to the execution of this Agreement and that, in the event that he did not avail himself of that opportunity prior to signing this Agreement, he did so voluntarily without any undue pressure and agrees that his failure to obtain independent legal advice shall not be used by him as a defense to the enforcement of his obligations under this Agreement.


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      IN WITNESS WHEREOF the parties have caused this Agreement to be executed with effect as of the date first above written.

                                               RADIANT ENERGY CORPORATION

                                               Per: ____________________________

                                               Per: ____________________________

SIGNED, SEALED AND DELIVERED    )
IN THE PRESENCE OF:             )
                                )
                                )
                                )
                                )
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WITNESS                                          Colin Digout